Filed by EO Charging

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Reserve Sustainable Growth Corp.

SEC File No.: 001-40169

Date: November 11, 2021

EO Charging Announces Expansion into U.S. Market

UK’s leading provider of electric vehicle charging solutions opens North American division with a dedicated focus on private and public fleet operators

LONDON, UK & STAMFORD, CT – November 11, 2021 – EO Charging (“EO”), a leading UK-based provider of technology-enabled turnkey solutions for electric vehicle (“EV”) fleets, today announced its expansion into the U.S. market and the initiation of the site selection process for its North American office, planned to open in early 2022. This new division will deliver EO’s complete fleet charging ecosystem for businesses and government fleet operators throughout the Americas, as well as additional offerings from EO’s charging products and services.

EO’s experience in delivering EV fleet charging solutions at scale in the EU and UK for fleets like Amazon, DHL, Uber and Tesco will prove invaluable for similar global operators on the opposite side of the Atlantic. EO will initially focus on electrifying car, van, truck and bus fleets in the U.S., having already secured a pilot demonstration project in California for a global logistics leader.

EO’s entry into the U.S. comes as the EV market has experienced significant support and growth in the region. The $1.2 trillion infrastructure bill recently passed by the U.S. Congress contains multiple programs supporting electrification of vehicles and busses, including $7.5B for charging infrastructure alone. Analysts have projected that total U.S. sales of EVs could reach 24% of all new vehicle sales by 2030, creating a $28 billion EV charging market with a CAGR of 39% along the way.

“It’s no longer a question of whether fleets should electrify, but rather a question of how and when,” said Charlie Jardine, EO CEO and Founder. “We have tested the U.S. market’s appetite for our charging solutions, following discussions with our current and potential fleet customers, and listened to their needs within the U.S. market and beyond. By bringing on board two new industry experts, Tim Weaver and Austin Hausmann, our global team is now primed to deliver EO’s EV fleet charging proposition at pace and scale.”

Active in e-mobility since 2009, Tim Weaver has global executive experience working with private & municipal fleets, OEMs, governments, and utilities. Through his work with multiple electric vehicle manufacturers and suppliers, he has supported the deployment of thousands of zero-emission vehicles worldwide along with significant EV infrastructure projects. Active in public policy, Weaver has secured over $300 million in incentive funds for EV companies, vehicles, and charging in the last decade.

Austin Hausmann brings over 12 years of dedicated commercial electric vehicle OEM leadership to EO. He has developed and commercialized over 15 EV platforms for the U.S. market and overseen the design and development of the hardware and software solutions required for adoption, including various on-and-off vehicle charging programs. Hausmann has been responsible for global engineering teams, projects with the US Departments of Defense and Energy, and oversight of operational strategies, supply chain, after sales services, finance, and corporate growth.

“Expansion into the U.S. is a significant step for EO, laying the foundation for our extensive growth plans in this region and beyond. We look forward to building on our new U.S. team’s deep experience with many of the world’s largest fleets, as well as key infrastructure partners, in deploying electric vehicles and charging solutions,” said Jardine.

The creation of a new U.S. division comes on the back of considerable growth for EO, which, despite the pandemic, saw its revenues triple and headcount double in 2020. Earlier this year, EO was ranked number 27 on the FT’s list of Europe’s fastest growing companies, the highest-ranked business in the EV sector. With a bolstered international team and blue-chip customers such as Amazon, DHL, Go-Ahead, Tesco and Uber, EO forecasts significant growth in 2022.

EO Charging previously announced an agreement for a business combination with First Reserve Sustainable Growth Corp. (NASDAQ: FRSG), which is expected to result in EO Charging becoming a public company listed on the NASDAQ exchange.

About EO

EO Charging (EO) is a leading technology solutions provider in the EV sector. EO deploys EV charging stations, hardware-agnostic cloud-based software, electrical installation, grid upgrades and ongoing service and maintenance for fleets. EO also provides this end-to-end solution for fleets that require mission critical infrastructure.

Founded in 2014, EO’s technology is used by a number of the world’s largest businesses and fleet operators and it now distributes to over 35 countries around the world. It aims to become the global leader in charging electric van, truck, bus and car fleets.

EO Charging previously announced an agreement for a business combination with First Reserve Sustainable Growth Corp. (NASDAQ: FRSG), which is expected to result in EO Charging becoming a public company listed on the NASDAQ exchange.

EO was ranked number 27 on the Financial Times’ FT1000 list of Europe’s fastest-growing companies. To learn more, please visit www.EOcharging.com and follow us @EOCharging on Twitter and LinkedIn.

EO Contacts:

SEC Newgate UK

Ian Morris / Sophie Morello / Jessica Hodson Walker / Tim Le Couilliard

EOCharging@secnewgate.co.uk

For Investors:

ICR, Inc.

eoIR@icrinc.com

For US Media:

ICR, Inc.

eoPR@icrinc.com

Forward Looking Statements

The information in this press release includes “forward-looking statements”. All statements, other than statements of present or historical fact included in this press release, regarding the proposed business combination between First Reserve Sustainable Growth Corp. (“FRSG”), Juuce Limited (the “Company”) and EO Charging (“EO”), each of such parties’ ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,”

“intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, FRSG, the Company and EO disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. FRSG, the Company and EO caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of any of FRSG, the Company or EO. In addition, FRSG, the Company and EO caution you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the Business Combination Agreement and Plan of Reorganization, dated as of August 12, 2021, by and among FRSG, FRSG Merger Sub Inc., EO and the Company, and the other agreements related to the business combination (including catastrophic events, acts of terrorism, the outbreak of war, COVID-19 and other public health events), as well as management’s response to any of the foregoing; (ii) the outcome of any legal proceedings that may be instituted against FRSG, the Company, EO, their affiliates or their respective directors and officers following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of FRSG, regulatory approvals, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts FRSG’s or the Company’s current plans and operations as a result of the announcement of the transactions; (v) the Company’s and EO’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the pace and depth of EV adoption generally, and the ability of the Company to accurately estimate supply and demand for its EV charging products and services, and to grow and manage growth profitably following the business combination; (vi) risks relating to the uncertainty of the projected financial information with respect to the Company, including the conversion of pre-orders into binding orders; (vii) costs related to the business combination; (viii) changes in applicable laws or regulations, governmental incentives and fuel and energy prices; (ix) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (x) the amount of redemption requests by FRSG’s public stockholders; and (xi) such other factors affecting FRSG that are detailed from time to time in FRSG’s filings with the Securities and Exchange Commission (the “SEC”). Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and its periodic filings with the SEC, including its Quarterly Report on Form 10-Q for quarterly period ended June 30, 2021. FRSG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Important Information for Investors and Stockholders

In connection with the proposed business combination, a registration statement on Form F-4 that includes a preliminary proxy statement/prospectus has been filed by EO with the SEC. After the registration statement is declared effective, the definitive proxy statement will be distributed to FRSG’s stockholders in connection with FRSG’s solicitation for proxies for the vote by FRSG’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a definitive prospectus of EO relating to the offer of the securities to be issued in connection with the completion of the business combination. Copies of the Form F-4 may be obtained free of charge at the SEC’s website at www.sec.gov. FRSG’s stockholders are urged to read the preliminary proxy statement/prospectus and the other relevant materials (including, when available, the definitive proxy statement/prospectus) when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FRSG, EO or Juuce, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or exemptions therefrom.

Participants in the Solicitation

FRSG, the Company and EO and their respective directors and officers may be deemed participants in the solicitation of proxies of FRSG’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of FRSG’s executive officers and directors in the solicitation by reading FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of FRSG’s, the Company’s and EO’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.